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 November 29, 2013

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Maryse Mills-Apteng
Special counsel

Re:          B.O.S. Better Online Solutions Ltd.
Amendment No. 1 to Registration Statement on Form F-3
File No. 333-191117
Filed October 17, 2013

Ladies and Gentlemen:

On behalf of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”), and further to our response letters dated November 19, 2013, and November 20,2013 we set forth below an additional Company’s response to the Staff’s comment letter dated November 8, 2013 with respect to the Company’s Registration Statement on Form F-3.  The Staff’s comment has been reproduced (in bold) below and is immediately followed by the Company’s response thereto.

Amendment No. 1 to Registration Statement on Form F-3, File No. 333-191117

Undertakings, page 30

1.
Your response to prior comment 4 notwithstanding, we note that you continue to include the Item 512(i) undertaking in both of your registration statements.  Please tell us the basis for including the undertakings or revise to remove them.

The Company has made the requested change to Amendment No. 2 to the Company’s Registration Statement on Form F-3 SEC file No. 333-191117 which is being filed simultaneously with this response letter.

Selling Shareholders, page 18

2.
We note your responses to prior comments 9 and 10 regarding Cukierman & Co. Investment House Ltd. and its affiliate Catalyst Private Equity Partners (Israel) II L.P. Please tell us the basis for your belief that Cukierman & Co. Investment House is not a broker-dealer. In this regard, we note that Cukierman is described on its website as “the leading Israeli investment house, providing a full array of services including M&A, Public Offerings, Consulting and Family Office Services to Israeli and European companies”.

In accordance with a telephone conversation between the undersigned and Mr. Edwin Kim of the SEC Staff on November 26, 2013, the Company has removed Cukierman & Co. Investment House Ltd. (“CIH”) as a selling shareholder from Amendment No. 2 to the Company’s Registration Statement on form F-3 SEC File No. 333-191117, which is being filed simultaneously with this response letter.

On behalf of the Company, we acknowledge that:

a.	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.
the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.
the company may not assert staff comments and the declarations of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Very truly yours, /s/ Brian Brodrick Brian Brodrick